FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October, 2004
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

SIGNATURE
Announcement of revised financial results forecast of a subsidiary (NEC Machinery Corporation)
Announcement of revised financial results forecast (Nippon Avionics Co., Ltd.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By /s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: October 18, 2004

(TRANSLATION)

October 18, 2004

NEC Corporation
Representative: President Akinobu Kanasugi
(Code number: 6701
     1st section of Tokyo Stock Exchange)
Contact: Toshinori Arai
General Manager,
Corporate Communications Division
NEC Corporation
TEL: +81-3-3798-6511

Announcement of revised financial results forecast of a subsidiary
(NEC Machinery Corporation)

     NEC Corporation today announced that, NEC Machinery Corporation (Code number : 6344 2nd section of Osaka Stock Exchange), a subsidiary of NEC Corporation, revised financial results forecasts for the first half of the fiscal year ending March 31, 2005, as described in the attached document.

(TRANSLATION)

October 18, 2004

Representative Director and President: Isao Takasaki
NEC Machinery Corporation
85, Aza Nawatezaki, Minami Yamada-cho,
Kusatsu-shi, Shiga, Japan
(Code number: 6344
     2nd section of Osaka Stock Exchange)

Announcement of revised financial results forecast

     NEC Machinery Corporation today announced that it revised financial results forecast for the first half of the fiscal year ending March 31, 2005 which was announced on July 23, 2004, as follows:

1.	Revised Consolidated financial results forecast for the first half of the fiscal year ending March 31, 2005 (April 1, 2004 to September 30, 2004)

(In Millions of Yen)

		Ordinary
	Net sales	Income	Net Income
Forecast as of July 23, 2004 (A)	9,500	570	550
Revised forecast as of October 18, 2004 (B)	8,600	780	670
Difference (B-A)	-900	210	120
Percentage of Change (%)	-9.5	36.8	21.8
Actual Results for the First Half Fiscal year 2004 (year to March 31, 2004)	8,498	276	166

2.	Revised Non-consolidated financial results forecast for the first half of the fiscal year ending March 31, 2005 (April 1, 2004 to September 30, 2004)

(In Millions of Yen)

		Ordinary
	Net sales	Income	Net Income
Forecast as of July 23, 2004 (A)	9,500	500	500
Revised forecast as of October 18, 2004 (B)	8,590	700	600
Difference (B-A)	-910	200	100
Percentage of Change (%)	-9.6	40.0	20.0
Actual Results for the First Half Fiscal year 2004 (year to March 31, 2004)	8,468	267	182

3.	Reasons

For the first half of the fiscal year ending March 31, 2005, as compared with the previous fiscal year, greater growth of the market was expected for semiconductor manufacturing equipment owing to digital information equipment. However, since the second quarter of the fiscal year, semiconductor manufactures gradually began to take a cautious attitude towards capital investment due to the prospect of surplus for digital information equipment. Influenced by such environmental changes, net sales are expected to decrease, as compared with the forecasts as of July 23, 2004.

On the other hand, ordinary income is anticipated to increase, as compared with the forecasts as of July 23, 2004, owing to our improvement in manufacturing efficiency and cost reduction of various equipment including new product “BESTEM-D01” as a result of our positive efforts in production innovation activities.

Financial results forecast for the fiscal year ending March 31, 2005 will be disclosed at the time of announcement of financial result for the first half of the fiscal year.

(Note)

The above forecast is made based on information available as of the date of the announcement and is subject to various risks and uncertainties that could cause actual results to differ materially from those projected.

***

(TRANSLATION)

October 18, 2004

Company Name: Nippon Avionics Co., Ltd.
Representative: President Hiroshi Shiba
(Code number: 6946
     2nd section of Tokyo Stock Exchange)
Parent Company: NEC Corporation
Representative: President Akinobu Kanasugi
(Code number: 6701
     1st section of Tokyo Stock Exchange)

Announcement of revised financial results forecast

     Nippon Avionics Co., Ltd. today announced that it revised financial results forecast for the fiscal year ending March 31, 2005 which was announced on April 27, 2004, as follows:

1.	Revised Non-consolidated Financial Results Forecast for the first half of the fiscal year ending March 31, 2005 (April 1, 2004 to September 30, 2004)

	(In Millions of Yen, Percentage)

	Net sales	Ordinary Income	Net Income
Forecast as of April 27, 2004 (A)	12,750	30	10
Revised Forecast as of October 18, 2004 (B)	11,800	60	360
Difference (B-A)	-950	30	350
Percentage of Change (%)	-7.5	100.0	3,500.0
Actual Results for the first half of the fiscal year ended March 31, 2004 (April 1, 2003 to September 30, 2003)	12,296	-293	-313

2.	Revised Consolidated Financial Results Forecast for the first half of the fiscal year ending March 31, 2005 (April 1, 2004 to September 30, 2004)

	(In Millions of Yen, Percentage)

	Net sales	Ordinary Income	Net Income
Forecast as of April 27, 2004 (A)	13,000	100	50
Revised Forecast as of October 18, 2004 (B)	11,900	100	330
Difference (B-A)	-1,100	—	280
Percentage of Change (%)	-8.5	—	560.0
Actual Results for the first half of the fiscal year ended March 31, 2004 (April 1, 2003 to September 30, 2003)	12,484	-259	-284

3.	Revised Non-consolidated Financial Results Forecast for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005)

	(In Millions of Yen, Percentage)

	Net sales	Ordinary Income	Net Income
Forecast as of April 27, 2004 (A)	28,500	900	770
Revised Forecast as of October 18, 2004 (B)	27,200	900	1,100
Difference (B-A)	-1,300	—	330
Percentage of Change (%)	-4.6	—	42.9
Actual Results for the fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)	26,340	470	506

4.	Revised Consolidated Financial Results Forecast for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005)

	(In Millions of Yen, Percentage)

	Net sales	Ordinary Income	Net Income
Forecast as of April 27, 2004 (A)	29,000	1,300	1,150
Revised Forecast as of October 18, 2004 (B)	27,500	1,300	1,400
Difference (B-A)	-1,500	—	250
Percentage of Change (%)	-5.2	—	21.7
Actual Results for the fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)	26,786	709	580

5.	Reasons

     The reasons for the revision of financial results forecast are as follows:

     For the financial results (non-consolidated and consolidated) for the first half of the fiscal year ending March 31, 2005, while due to unachievement of budgeted sales of electric equipment products, net sales are expected to decrease as compared with the forecast as of April 27, 2004, ordinary income is expected to be even as compared with the forecast as of April 27, 2004 due mainly to an increase of sales of highly value-added products and an improvement in cost reduction. Net income is expected to largely increase as compared with the forecast as of April 27, 2004 due to recording of deferred tax assets.

     Financial results forecast (non-consolidated and consolidated) for the fiscal year ending March 31, 2005 is revised in accordance with the above revision of financial results forecast for the first half of the fiscal year ending March 31, 2005.

(Note)

     The above forecast is made based on information available as of the date of the announcement and is subject to various risks and uncertainties that could cause actual results to differ materially from those projected.

***